U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                AMENDMENT #3
                                FORM 10-SB/A

    General Form for Registration of Securities of Small Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              YOUR DOMAIN.COM.
                         ---------------------------

                       (Name of Small Business Issuer)

     Nevada                                       88-0448192
-----------------                                 -------------------
(State or Other Jurisdiction of                   I.R.S. Employer
Incorporation or Organization)                    Identification Number


                     1850 East Flamingo Road, Suite 111
                           Las Vegas, Nevada 89119
        ------------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)

                                702-866-5839
                         (Issuer's Telephone Number)

         Securities to be Registered Under Section 12(b) of the Act:

                                    None

         Securities to be Registered Under Section 12(g) of the Act:

                                Common Stock
                               $.001 Par Value
                              (Title of Class)

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                                   PART I
ITEM 1. BUSINESS.

                      FORWARD LOOKING STATEMENTS

    In this registration statement references to "Your Domain," "we," "us," and "our" refer to Your Domain.com

    This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Your Domain.com control. These factors include but are not limited to economic conditions generally and in the industries in which Your Domain.com may participate; competition within Your Domain.com chosen industry, including competition from much larger competitors; technological advances and failure by Your Domain.com to successfully develop business relationships.

                           DESCRIPTION OF BUSINESS

Business Development

    YOUR  DOMAIN.COM. was incorporated as Titanic Gaming, Inc.  on  April  1,
1999 in the State of Nevada. The corporation was initially formed in anticipation for being utilized for the corporate entity which would own all the gaming entities of a "themed" hotel and casino on the Las Vegas Strip. However, the principals of the themed resort were unable to obtain zoning approval from the city counsel for the project, and thus the already formed entity was not utilized for its initial purpose. Since its formation, and subsequent to the Company not being utilized for its initial purpose, the Company has been in the development stage with no active business and at this time the Company is considered a "Blank check" company.

     On April 1, 2000, the Company issued 5,000,000 shares of its $.001 par value common stock to Anthony DeMint the sole officer, director and stockholder for services of $5,000 including but not limited to Incorporating the Company, founding stockholder, and assisted in the preparation of corporate and SEC filings and seeking merger or acquisition candidates.

    We will attempt to locate and negotiate with a business entity for purposes of combining the target company with us. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code

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of 1986, as amended. No assurances can be given that we will be successful in locating or negotiating with any target company.

    Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current stockholder, plan to raise capital through the public sale of securities or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

    The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to our stockholder and us.

    Our activities are subject to several significant risks, which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our stockholder.

Perceived Benefits

    There are certain perceived benefits to being a reporting company with a class of publicly traded securities. These are commonly thought to include the following:

  * the ability to use registered securities to make acquisitions of assets or businesses;

  *    increased visibility in the financial community;

  *    the facilitation of borrowing from financial institutions;

  *    improved trading efficiency;

  *    stockholder liquidity;

  *    greater ease in subsequently raising capital;

  * compensation of key employees through stock options for which there may be a market valuation;

  *    enhanced corporate image;

  *    a presence in the United States capital market.

Potential Target Companies

    A business entity, if any, which may be interested in a business combination with us, may include the following:

  * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

  * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

  * a foreign company which may be seeking an initial entry into the United States securities market;

  * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

  * a company seeking one or more of the other perceived benefits of becoming a public company.

    A business combination with a target company will normally involve the transfer to the target company of the majority of our issued and outstanding common stock, and the substitution by the target company of its own management and board of directors.

    No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

    We   are   voluntarily  filing  this  Registration  Statement  with   the
Securities and Exchange Commission and are under no obligation to do so under the Securities Exchange Act of 1934.

                                RISK FACTORS

    Our   business  is  subject  to  numerous  risk  factors,  including  the following:

    No Operating History or Revenue and Minimal Assets. We have had no operating history and have not had any revenues or earnings from operations. We have had no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in incurring a net operating loss, which will increase continuously until we can consummate a business combination with a target company. There is no assurance that we can identify such a target company and consummate such a business combination.

    Speculative Nature of Our Proposed Operations. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event that we complete a business combination, of which there can be no assurance, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control.

    Scarcity of and Competition for Business Opportunities and Combinations. We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

    Impracticability of Exhaustive Investigation. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation.

    No Agreement for Business Combination or Other Transaction--No Standards for Business Combination. We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by us. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

    Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting only a limited amount of time per month to our business. Our sole officer has not entered into a written employment agreement with us and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of our business and our likelihood of continuing operations.

    Conflicts of Interest-General. Our officer and director participates in other business ventures, which may compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that we will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold more than 10% ownership interest.

    Reporting Requirements May Delay or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     Lack of Market Research or Marketing Organization. We have neither conducted, nor have others made available to us, market research indicating that demand exists for the transactions contemplated by us. Even in the event demand exists for a transaction of the type contemplated by us, there is no assurance that we will be successful in completing any such business combination.

     Lack of Diversification. Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company. Consequently, our activities will be limited to those engaged in by the business entity which we merge with or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

     Regulation Under Investment Company Act. Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations, which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject us to material adverse consequences.

     Probable Change In Control and Management. A business combination involving the issuance of our common stock will, in all likelihood, result in stockholder of a target company obtaining a controlling interest in us. Any such business combination may require our stockholder to sell or transfer all or a portion of our common stock held by them. The resulting change in control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his participation in our future affairs.

    Reduction of Percentage Share Ownership Following Business Combination of The Company. Our primary plan of operation is based upon a business combination with a business entity, which, in all likelihood, will result in our issuing securities to stockholder of such business entity. The issuance of our previously authorized and unissued common stock would result in reduction in percentage of shares owned by our present stockholder and would most likely result in a change in control or management.

    Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to the target company and us; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

    Possible Reliance Upon Unaudited Financial Statements. We will require audited financial statements from any business entity that we propose to acquire. No assurance can be given, however, that audited financials will be available to us prior to a business combination. In cases where audited financials are unavailable, we will have to rely upon unaudited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide in evaluating a transaction with a target company increases our risk. Additionally we will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

    Computer Systems Redesigned for Year 2000. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). The companies or governments operating such programs may not have corrected many of the computer programs containing such date language problems. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce, or the severity or duration of a computer disruption.

      We do not have operations and do not maintain computer systems. Before we enter into any business combination, we may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that we will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year
2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on us will likely be impossible to predict.

ITEM 2. PLAN OF OPERATION.

    We intend to enter into a business combination with a target company in exchange for our securities. To date the Company's officer, director, promoters, their affiliates or associates have not had any preliminary contact or discussion with, and that to date, there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of acquisition or merger transaction contemplated in this filing.

    Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates may pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of our stock retained by management and its affiliates, or both.

    Our management has entered into a verbal agreement with the firm of Sperry Young & Stoecklein, to supervise the search for target companies as potential candidates for a business combination. Sperry Young & Stoecklein, will receive fees in consideration of its verbal agreement to provide such services. However such fees cannot be determined at this time as the magnitude of the services has not been established, and is not likely to be established until the time of a merger and/or acquisition it at all. Sperry Young & Stoecklein will pay as its own expenses any costs it incurs in supervising the search for a target company. Sperry Young & Stoecklein is not authorized to enter into any agreement binding us, which can only be done by action of our officer, director and stockholder, as may be required. The verbal agreement with Sperry Young & Stoecklein is terminable at will. Sperry Young & Stoecklein is an affiliate of our management.

    We have no full time employees. Our president has agreed to allocate a portion of his time to our activities, without compensation. The president anticipates that our business plan can be implemented by his devoting no more than 10 hours per month to our business affairs and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

    Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for us and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies with which management is or may be affiliated may differ from us in certain items such as place of incorporation, number of shares and stockholder, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after we were. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

    Our Articles of Incorporation provide that we may indemnify our officers and/or directors for our liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used or attached to satisfy any liabilities subject to such indemnification.

General Business Plan

    Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity, which desires to seek the perceived advantages of a corporation, which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholder because it will not permit us to offset potential losses from one venture against gains from another.

    We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

    We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholder and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

    We have, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

    The analysis of new business opportunities will be undertaken by, or under the supervision of, our officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.

    The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. We will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

    We may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public stockholder or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

    We will not restrict our search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.

     Our management, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing our business purposes. Following a business combination we may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to us only on the condition that the services of a consultant or advisor are continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

     Mr. DeMint is a Director of Securities Law Institute. Sperry Young & Stoecklein through Donald J. Stoecklein, Esq. Provides legal services to the Securities Law Institute. The Securities Law Institute leases office space from Sperry Young & Stoecklein. Donald J. Stoecklein is also a Director of the Securities Law Institute.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and our stockholder will no longer be in our control. In addition, it is likely that our officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after we have entered into an agreement for a business combination or have consummated a business combination and we are no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in our securities may depress the market value of the our securities in the future if such a market develops, of which there is no assurance.

    While the terms of a business transaction to which we may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

    With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company stockholder would acquire in exchange for their stockholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our stockholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our stockholder at such time.

    We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

    We will not enter into a business combination with any entity, which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. We are subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is our duty to file audited financial statements as part of or within 60 days following the due date for filing our Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of our present management.

    Management has orally agreed that it will advance to us any additional funds, which we need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to us. We will not borrow any funds to make any payments to our management, its affiliates or associates.

    Management has advanced $1,327 to the company for expenses incurred in the setup of the company.

    The Board of Directors has passed a resolution which contains a policy that the we will not seek a business combination with any entity in which our officer, director, stockholder or any affiliate or associate serves as an officer or director or holds an ownership interest greater than ten percent (10%).

Undertakings and Understandings Required of Target Companies

      As part of a business combination agreement, we intend to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

      A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. We do not have the market support of an underwriter that would normally follow a public offering of our securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in our securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in our securities, which may result in a significant pressure on the market price of our securities. We may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

      A business combination with us separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with us normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. We may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

      Prior to completion of a business combination, we will generally require that we be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents,  trademarks,  or  service marks,  or  rights  thereto;  present  and proposed  forms of compensation to management; a description of  transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

Competition

     We will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities. There are many established venture capital and financial firms which have significantly greater financial and personnel resources and technical expertise than we do. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

ITEM 3. DESCRIPTION OF PROPERTY.

    We have no properties and at this time have no agreements to acquire any properties. We currently use the offices of management at no cost to us. Management has agreed to continue this arrangement until we complete an acquisition or merger.

ITEM 4.SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth each person known by us to be the beneficial owner of five percent or more of our Common Stock, all directors individually and all directors and officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address          Amount of Beneficial  Percentage
of Beneficial Owner            Ownership         of Class
Anthony DeMint                 5,000,000           100%
241 Paradise Bird St.
Henderson, NV 89014

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

    The Company has one Director and officer as follows:

Name                     Age       Positions and Offices Held
Anthony N. DeMint        26        President, Secretary, Treasurer, Director

    There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     Set forth below is the name of our director and officer, all positions and offices held, the period during which he has served as such, and the business experience during at least the last five years:

     Anthony N. DeMint acts as President, Secretary, Treasurer and Director for the Company. Mr. DeMint has served as an officer and Director of the Company since inception. Mr. DeMint is also sole officer and Director of Scientific Fuel Technology, Accessory Specialists, Inc., Rub Investments Limited, Nothing Corp., Calif Acquisitions, Inc., Tac Asset Corp., TourPro Golf, Inc., Euro Technology Outfitters, Fun For You, Inc., Interbank Capital Corp., SAVEYOUTIME.COM, INC., Take A Ride, Inc., Tell-A-Tale Incorporated, Too Late Financial Corporation, Vanity Enterprises, Inc. and YFC 355 Corp which are also blank check companies. Since 1994, Mr. DeMint has been a business consultant and has served on the board of directors and as an officer for several private and public companies. Mr. DeMint currently serves as President and as a Director of Securities Law Institute, a securities consulting firm. From 1997-1998, Mr. DeMint was Vice President of operations and a Director for Worldwide Golf Resources, Inc. From 1995-1997, Mr. DeMint was Chief Operating Officer, Treasurer and a Director of a publicly held import and wholesale company, Cutty-Fleet Trading Co., where he managed day-to-day operations. Mr. DeMint attended Business and Economics school at the University of Nevada Las Vegas. Mr. DeMint is an affiliate of Sperry Young & Stoecklein.

     Mr. Stoecklein is the Resident Agent (Please refer to NRS 78.010 Definitions; " resident Agent" means the agent appointed by the corporation upon whom process or a notice or demand authorized by law to be served upon the corporation may be served), and is not and has never been an officer, director, stockholder or incorporator of this Company.

     Mr. DeMint provides offices for certain Blank Check companies, in an effort to reduce costs for those companies. Mr. DeMint's office is provided by the Securities Law Institute, which is subleased from Sperry Young and Stoecklein. Mr. Stoecklein is the resident agent of numerous corporations for both public and private companies.

Previous And Current Blank Check Companies

     The SEC reporting blank check companies that Anthony DeMint serves or has served as President and Director are listed in the following table:

                                                       Date
Incorporation Name                 Form Type File #  of Filing   Status(l)
Intercontinental
Capital Fund, Inc.                 10SB12G 000-27931 04 Nov 99   Merger (2a)

Tele Special.Com                   10SB12G 000-28207 19 Nov 99   Merger (2b)

Navitec Group Inc.                 10SB12G 000-28225 22 Nov 99   Merger (2c)

Royal Acquisitions, Inc.           10SB12G 000-28713 30 Dec 99   Merger (2d)

LifePlan                           10SB12G 000-29033 08 Jan 00   Merger (2e)

Central America Fuel
Technology, Inc.                   10SB12G 000-28697 29 Dec 99   Merger (2f)

Scientific Fuel
Technology, Inc.                   10SB12G 000-28685 28 Dec 99   Merger (2g)

TourPro Golf, Inc.                 10SB12G 000-28569 20 Dec 99   Merger (2h)

J.S.J. Capital Corp,               10SB12G 000-29165 26 Jan 00   Merger (2i)

J.S.J. Capital II, Inc.            10SB12G 000-29189 27 Jan 00   Sold (3)

Accessory Specialists Inc. (4)     10SB12G 000-29353 07 Feb 00   No

Rub Investments Limited (4)        10SB12G 000-29315 03 Feb 00   No

Nothing Corp.(4)                   10SB12G 000-29399 08 Feb 00   No

Calif Acquisition, Inc(4)          10SB12G 000-29345 04 Feb 00   No

Tac Asset Corp (4)                 10SB12G 000-29355 07 Feb 00   No

Euro Technology Outfitters (4)     10SB12G 000-30009 20 Mar 00   No

Fun For You, Inc. (4)              10SB12G 000-30055 22 Mar 00   No

Interbank Capital Corp. (4)        10SB12G 000-30067 23 Mar 00   No

SAVEYOUTIME.COM, INC. (4)          10SB12G 000-30085 23 Mar 00   No

Take A Ride, Inc. (4)              10SB12G 000-30113 27 Mar 00   No

Tell-A-Tale, Incorporated (4)      10SB12G 000-30131 28 Mar 00   No

Too Late Financial Corporation (4) 10SB12G 000-30149 29 Mar 00   No

Vanity Enterprises, Inc. (4)       10SB12G 000-30169 31 Mar 00   No

YFC 355 Corp (4)                   10SB12G 000-30201 03 Apr 00   No

(1)  Under   Merger  Status  "Merger"  represents  either  a  merger  or   an
   acquisition has occurred or the company ceased to be a blank check company by operating specific business a "No" represents that the company is currently seeking merger or acquisition candidate. More detailed information for each merger is disclosed in following paragraphs.

(2)  (2a)   In  January 2000 Intercontinental Capital Fund, Inc. merged  with
   Desert Health Products, Inc. ("DHP") whereby DHP was the surviving corporation and Intercontinental Capital Fund ceased to exist. DHP was formed to develop dietary supplement products from natural plant extracts. DHP is focusing its development efforts on certain plants and plant extracts that are widely used throughout the United States and Europe to treat a variety of diseases and physical conditions. Pursuant to the Plan of Merger, DHP issued 400,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 5,000,000 shares of Intercontinental Capital Fund Common Stock. DHP paid $100,000 in cash to Sperry Young & Stoecklein, of which Anthony N. DeMint is an affiliate, for legal fees associated with the merger. Mr. DeMint currently is a non-affiliated stockholder of DHP. DHP is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2b) In January 2000 Tele Special.Com merged with International Brands, Inc. ("INBR") whereby INBR was the surviving corporation and Tele Special.Com ceased to exist. INBR is a holding company for various Internet related companies. Pursuant to the Plan of Merger, INBR issued 25,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 5,000,000 shares of Tele Special.Com Common Stock. INBR paid $150,000 in cash to Sperry Young & Stoecklein, of which Anthony N. DeMint is an affiliate, for legal fees associated with the merger. Mr. DeMint currently is a non-affiliated stockholder of INBR. INBR is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2c)   In  February  2000  Navitec  Group,  Inc.  merged  with  Worldnet
     Resources   Group,  Inc.  ("WRGI")  whereby  WRGI  was   the   surviving
     corporation and Navitec Group, Inc. ceased too exist. WRGI is a holding company for various Internet related companies. Pursuant to the Plan of Merger, WRGI issued 2,083 shares of restricted Common Stock to Anthony
     N. DeMint in exchange for the cancellation of Mr. DeMint's 5,000,000 shares of Tele Special.Com Common Stock. WRGI paid $150,000 in cash to Sperry Young & Stoecklein, of which Anthony N. DeMint is an affiliate, for legal fees associated with the merger. Mr. DeMint currently is a non-affiliated stockholder of WRGI. WRGI is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2d) In March 2000 Royal Acquisitions, Inc. merged with zebramart.Com, Inc. ("ZMRT") whereby ZMRT was the surviving corporation and Royal

     Acquisitions, Inc. ceased too exist. ZMRT the internet's premier luxury shopping club, offers upscale contemporary merchandise in a variety of lifestyle categories. Pursuant to the Plan of Merger, ZMRT issued 2,000,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 5,000,000 shares of Royal Acquisitions, Inc. Common Stock. ZMRT paid $200,000 in cash to Sperry Young & Stoecklein, of which Anthony N. DeMint is an affiliate, for legal fees associated with the merger. Mr. DeMint currently is a non-affiliated stockholder of ZMRT. ZMRT is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2e) In March 2000 LifePlan, merged with HIV-VAC, INC. ("HIVC") whereby HIVC was the surviving corporation and LifePlan ceased too exist. HIVC is an Internet premier luxury shopping club, offers upscale contemporary merchandise in a variety of lifestyle categories. Pursuant to the Plan of Merger, HIVC issued 100,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 10,000,000 shares of LifePlan Common Stock. Mr. DeMint currently is a non-affiliated stockholder of HIVC. HIVC is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2f) In March 2000 Central America Fuel Technology, Inc. merged with Presidents Telecom, Inc. ("PRTE") whereby PRTE was the surviving corporation and Central America Fuel Technology, Inc. ceased too exist. PRTE establishes satellite communications world wide to Costa Rican companies. Pursuant to the Plan of Merger, PRTE issued 5,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 10,000,000 shares of Central America Fuel Technology, Inc. Common Stock. Mr. DeMint currently is a non-affiliated stockholder of PRTE. PRTE is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2g) In March 2000 Scientific Fuel Technology, Inc. merged with Vertical Computers Systems, Inc. ("VCSY") whereby Vertical Computers Systems, Inc. was the surviving successor corporation and Scientific Fuel Technology, Inc. ceased to exist. VCSY is a multi-lingual portal and Internet solutions provider for foreign countries, developing nations and regions of the world where access and content is limited. Pursuant to the Plan of Merger, VCSY issued 2,000,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 10,000,000 shares of Scientific Fuel Technology, Inc. Common Stock. Mr. DeMint currently is a non-affiliated stockholder of VCSY. VCSY is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

     (2h) In March 2000 TourPro Golf, Inc. merged with Mirage Computers, Inc. whereby Mirage Computers, Inc.("Mirage") was the surviving successor corporation and TourPro Golf, Inc. ceased to exist. Mirage is in the business of acquiring and developing a group of synergistic technology related companies, which will share customer databases, administration and marketing costs. Pursuant to the Plan of Merger, MMTG issued 150,000 shares of restricted Common Stock to Anthony N.

     DeMint in exchange for the cancellation of Mr. DeMint's 4,800,000 shares of TourPro Golf, Inc. Common Stock. Mr. DeMint currently is a non-affiliated stockholder of MMTG. MMTG is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.
     Concurrent with the merger Mirage changed its name to Mega Micro Technologies Group.

     (2i) In April 2000 J.S.J. Capital Corp. merged with High Speed Net Solutions, Inc. ("HSNS")whereby HSNS was the surviving successor corporation and J.S.J. Capital Corp. Inc. ceased to exist. HSNS is in the business of delivering audio, video and graphics content and advertising over the Internet. Pursuant to the Plan of Merger, HSNS issued 50,000 shares of restricted Common Stock to Anthony N. DeMint in exchange for the cancellation of Mr. DeMint's 672,000 shares of J.S.J. Capital Corp. Common Stock. Mr. DeMint currently is a non-affiliated stockholder of HSNS. HSNS is currently a SEC reporting company under 12(g) of the Securities and Exchange Act of 1934.

(3) In May Anthony DeMint acquired 672,000 shares of J.S.J. Capital II, Inc. for $175,000 in cash.

     In July 2000 Anthony DeMint resigned as sole Officer and Director of J.S.J. Capital II, Inc. and sold 100% of his shares in the Company for $175,000.

(4) On the 60th day of the filing, each company becomes subject to the reporting requirements under the Securities Exchange Act of 1934, unless accelerated by the SEC, at the request of the company.

Conflicts of Interest

     Our officer and director may organize other companies of a similar nature and with a similar purpose as us. Consequently, there are potential inherent conflicts of interest in acting as our officer and director. Insofar as the officer and director are engaged in other business activities, management anticipates that he will devote only a minor amount of time to our affairs. We do not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to our proposed business operations.

    A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for us and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, any blank check companies with which management is, or may be, affiliated may differ from us in certain items such as place of incorporation, number of shares and stockholder, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after us. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

    Mr. DeMint may have demands placed on his time, which will detract from the amount of time he is able to devote to us. Mr. DeMint intends to devote as much time to our activities as required. However, should such a conflict arise, there is no assurance that Mr. DeMint would not attend to other matters prior to ours. Mr. DeMint projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

    The terms of business combination may include such terms as are negotiated by Mr. DeMint, remaining a director or officer of the Company, and/or the consulting firm retained by management. The terms of a business combination may provide for a payment by cash or otherwise to Mr. DeMint for the purchase or retirement of all or part of his common stock by a target company or for services rendered incident to or following a business combination. Mr. DeMint would directly benefit from such employment or payment. Such benefits may influence Mr. DeMint's choice of a target company.

    We may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to us where that referral results in a business combination. No finder's fee of any kind will be paid by us to management or our promoters or to there associates or affiliates. No loans of any type have, or will be, made by us to management or our promoters of or to any of their associates or affiliates.

    We will not enter into a business combination, or acquire any assets of any kind for our securities, in which our management or any affiliates or associates have a greater than 10% interest, direct or indirect.

    There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of us could result in liability of management to us. However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940

    Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the we will not be subject to regulation under the Investment company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940. Any violation of such Act would subject us to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

    On January 18, 2000 our officer and director received 5,000,000 shares of its $.001 par value common stock for services of $5,000. Our officer and director anticipates receiving benefits as a beneficial stockholder of the company and, possibly, in other ways.

    We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our officer or director.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    We have issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $5,000 in services:

Name              Number of Total Shares          Consideration
Anthony N. DeMint        5,000,000                 $5,000

     Anthony N. DeMint is the President, Secretary, Treasurer, and sole Director for the Company. The total number of shares were issued to Mr. DeMint in exchange for services rendered to the Company, in lieu of cash.

     Donald J. Stoecklein is the Resident Agent (Please refer to NRS 78.010 Definitions; " resident Agent" means the agent appointed by the corporation upon whom process or a notice or demand authorized by law to be served upon the corporation may be served), and is not and has never been an officer, director, stockholder or incorporator of this Company.

ITEM 8. DESCRIPTION OF SECURITIES.

    Our authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share of which 5,000,000 shares are issued and outstanding. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.
Common Stock

    Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholder. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

    Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.
Dividends

    Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

    The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(l) of the Securities Act (sales other than by an issuer, underwriter, affiliate or broker). Since all of our securities are currently held by Anthony DeMint, our sole Officer and Director, none of our shares would be available for resale.

    Following a business combination, a target company will normally wish to list our common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

    In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 stockholder and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 stockholder.

     If, after a business combination, we do not meet the qualifications for listing on the NASDAQ SmallCap Market, we may apply for quotation of our securities on the NASD Over-The-Counter Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

Transfer Agent

     It is anticipated that we will act as our own transfer agent for our common stock.

                                  GLOSSARY

"Blank Check" Company          As   defined   in  Section  7(b)(3)   of   the
                               Securities Act, a "blank check" company  is  a
                               development   stage  company   that   has   no
                               specific  business  plan  or  purpose  or  has
                               indicated that its business plan is to  engage
                               in   a   merger   or   acquisition   with   an
                               unidentified  company  or  companies  and   is
                               issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

Business Combination           Normally  a  merger, stock-for-stock  exchange
                               or   stock-for-assets  exchange  between   the
                               Registrant and a target company.

The Company or the Registrant. The  corporation  whose common  stock  is  the subject of this Registration Statement. Exchange Act The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security         As  defined  in  Rule 3a51-1 of  the  Exchange
                               Act,  a  "penny stock" security is any  equity
                               security other than a security (i) that  is  a
                               reported  security (ii) that is issued  by  an
                               investment  company (iii) that  is  a  put  or
                               call    issued   by   the   option    Clearing
                               Corporation (iv) that has a price of $5.00  or
                               more  (except for purposes of Rule 419 of  the
                               Securities  Act) (v) that is registered  on  a
                               national  securities  exchange  (vi)  that  is
                               authorized  for quotation on the NASDAQ  Stock
                               Market,   unless  other  provisions  of   Rule
                               3a51-1  are  not satisfied, or (vii)  that  is
                               issued  by  an  issuer with (a)  net  tangible
                               assets   in  excess  of  $2,000,000,   if   in
                               continuous  operation  for  more  than   three
                               years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act                 The Securities Act of 1933, as amended.

                                   PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A) Market Price. There is no trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9, which establishes the definition of a "penny stock," for purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     (B) Holders. There is one holder of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 promulgated there under.

     (C) Dividends. We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

    There is no litigation pending or threatened by or against us.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

    Since inception, we have not sold any securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

   Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

Insofar as indemnification for liabilities arising under the securities act of 1933, as amended, may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, it is the opinion of the securities and exchange commission that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                                  PART F/S

                            FINANCIAL STATEMENTS.

    Set forth below are our audited financial statements from inception April 1, 1999 and ending January 20, 2000. The following financial statements are attached to this report and filed as a part thereof.

                              TABLE OF CONTENTS


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                             F-1

BALANCE SHEET                                                            F-2

STATEMENT OF OPERATIONS                                                  F-3

STATEMENT OF STOCKHOLDERS' EQUITY                                        F-4

STATEMENT OF CASH FLOWS                                                  F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6-F-7

                           BARRY L. FRIEDMAN, PC.
                         Certified Public Accountant

1582 TULITA DRIVE                            OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                      FAX NO.(702) 896-0278

                        INDEPENDENT AUDITORS' REPORT

Board Of Directors                                     January 21, 2000
YOUR DOMAIN.COM.
Las Vegas, Nevada

     I have audited the accompanying Balance Sheets of YOUR DOMAIN.COM., (Formerly Titanic Gaming, Inc.), (A Development Stage Company), as of January 20, 2000, December 31, 1999, and the related statements of operations, stockholders, equity and cash flows for period January 1, 2000, to January 20, 2000, and April 1, 1999, (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YOUR DOMAIN.COM., (Formerly Titanic Gaming, Inc.), (A Development Stage Company), as of January 20, 2000, December 31, 1999, and the results of its operations and cash flows for the period January 1, 2000, to January 20, 2000, and April 1, 1999, (inception) to December 31, 1999. in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Barry L. Friedman
Certified Public Accountant

                              YOUR DOMAIN.COM.
                       (FORMERLY TITANIC GAMING, INC.)
                        (A Development Stage Company)

                                BALANCE SHEET

                                   ASSETS

                                               January     December
                                               20, 2000    31, 1999
CURRENT ASSETS                                        $ 0         $ 0
                                              -----------   ---------
   TOTAL CURRENT ASSETS                               $ 0         $ 0
                                              -----------   ---------
OTHER ASSETS                                          $ 0         $ 0
                                               ----------   ---------
   TOTAL OTHER ASSETS                                 $ 0         $ 0
                                              -----------   ---------
 TOTAL ASSETS                                         $ 0         $ 0
                                              ===========   =========

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Officers Advances (Note #6)                      $ 1,327       $ 257
                                              ----------- -----------
   TOTAL CURRENT LIABILITIES                      $ 1,327       $ 257
                                              ----------- -----------
STOCKHOLDERS' EQUITY

 Common stock, $.001 par value,
 authorized 25,000,000 shares;
 issued and outstanding at
 December 31, 1999-5,000,000 shares                           $ 5,000
 January 20, 2000-5,000,000 shares                $ 5,000

 Additional paid-in capital                             0           0

 Deficit accumulated during
 the development stage                            (6,327)     (5,257)
                                             ------------ -----------
   TOTAL STOCKHOLDER'S EQUITY                   $ (1,327)     $ (257)
                                             ------------ -----------
  TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                              $ 0         $ 0
                                              ===========  ==========

  The accompanying notes are an integral part of these financial statements

                              YOUR DOMAIN.COM.
                       (FORMERLY TITANIC GAMING, INC.)
                        (A Development Stage Company)


                           STATEMENT OF OPERATIONS


                                     Jan. 01,    Apr. 01,      Apr.
                                     2000, to    1999, to    01,1999
                                     Jan. 20,    Dec. 31,  (inception)
                                       2000        1999    to Jan. 20,
                                                              2000
                                     ---------- ----------  -----------
                                              -                       -
INCOME
Revenue                                     $ 0        $ 0          $ 0
                                     ---------- ----------  -----------
                                                                      -
EXPENSES
General and
Administrative                          $ 1,070    $ 5,257      $ 6,327
                                     ----------  ---------  -----------
Total Expenses                          $ 1,070    $ 5,257      $ 6,327
                                     ----------  ---------  -----------
Net Loss(-)                           $ (1,070)  $ (5,257)    $ (6,327)
                                     ========== ==========  ===========
Net loss(-)
per weighted
share (Note #1)                       $ (.0002)  $ (.0011)    $ (.0013)
                                     ========== ==========  ===========
Weighted average
number of common
shares outstanding                    5,000,000  5,000,000    5,000,000
                                     ==========  =========  ===========

  The accompanying notes are an integral part of these financial statements

                              YOUR DOMAIN.COM.
                       (FORMERLY TITANIC GAMING, INC.)
                        (A Development Stage Company)

                      STATEMENT OF STOCKHOLDERS' EQUITY
                                                                Deficit
                                                              accumulated
                                                 Additional      during
                              Common Shares        paid-in    development
                             Stock    Amount       Capital       stage
                           ----------     ------   ---------     ----------
April 1, 1999
issued for services         5,000,000    $ 5,000           $            $ 0

Net loss,
April 1, 1999
(inception) to
December 31, 1999                                                   (5,257)
                           ----------   --------  ----------     ----------
Balance,
December 31, 1999           5,000,000    $ 5,000         $ 0      $ (5,257)

Net loss,
January 1, to
January 20, 2000                                                    (1,070)
                            ---------   --------   ---------    -----------
Balance,
January 20, 2000            5,000,000    $ 5,000         $ 0      $ (6,327)
                           ==========   ========   =========    ===========

  The accompanying notes are an integral part of these financial statements

                              YOUR DOMAIN.COM.
                       (FORMERLY TITANIC GAMING, INC.)
                        (A Development Stage Company)


                           STATEMENT OF CASH FLOWS


                                          Jan. 01,    Apr. 01,   Apr. 01,1999
                                          2000, to    1999, to   (inception)
                                          Jan. 20,    Dec. 31,   to Jan. 20,
                                            2000        1999         2000
                                          ---------   ---------- -----------
Cash Flows from
Operating Activities
Net loss                                  $ (1,070)    $ (5,257)   $ (6,327)
Amortization                                      0          257         257
Stock issued for services                         0        5,000       5,000

Changes in assets and
Liabilities
officers advances                             1,070          257       1,327
                                          ---------   ---------- -----------
Net cash used in
operating activities                            $ 0        $ 257         257

Cash Flows from
Investing Activities
Organization Costs                                0        (257)       (257)

Cash Flows from
Financing Activities                              0            0           0
                                          ---------    ---------  ----------
Net increase/decrease in cash                   $ 0          $ 0         $ 0

Cash,
Beginning of period                               0            0           0
                                          ---------   ----------  ----------
Cash,
End of period                                   $ 0          $ 0         $ 0
                                          =========   ========== ===========

  The accompanying notes are an integral part of these financial statements

                              YOUR DOMAIN.COM.
                       (FORMERLY TITANIC GAMING, INC.)
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
                   January 20, 2000, and December 31,1999

NOTE 1 - History and organization of the Company

     The Company was organized April 1, 1999, under the laws of the State of Nevada as Titanic Gaming, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On April 1, 1999, the Company issued 5,000,000 shares of its $.001 par value common stock for services of $ 5,000.

     On January 18, 2000, the Company changed it's name to YOUR DOMAIN.COM.

NOTE 2 - Accounting Policies and Procedures

     The Company has not determined its accounting policies and procedures, except as follows:

     1.   The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. In April 1998, the American Institute of Certified Public Accountant's issue Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.

NOTE 3 - GOING CONCERN

     The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through further equity financing's and seeking necessary bank loans.

                              YOUR DOMAIN.COM.
                       (FORMERLY TITANIC GAMING, INC.)
                        (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS CONTINUED
                   January 20, 2000, and December 31, 1999

NOTE 4 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to issue any additional shares of common stock.

NOTE 5 - RELATED PARTY TRANSACTIONS

     The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer and or director of the Company. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts. The Company has formulated no policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                                  PART III
                         ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number    Description

(3)(i)    Articles of Incorporation
          (a)  Articles of Incorporation
          (b)  Certificate of Amendment of Articles of Incorporation.

(3)(ii)   Bylaws
          (a)  Bylaws

(4)       Instrument defining the rights of security holders:
          (a)  Articles of Incorporation
          (b)  Bylaws
          (c)  Stock Certificate Specimen

(24) Consent of expert
          (a)  Auditors

(27) Financial Data Schedule

                            SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                  YOUR DOMAIN.COM.


                 By: /s/ Anthony N. DeMint
                    Anthony N. DeMint, Director and President

December 14, 2000
Las Vegas, NV